Accel Entertainment, Inc.

140 Tower Drive

Burr Ridge, Illinois 60527

March 16, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Daniel Morris, Esq.

Re:	Accel Entertainment, Inc. Registration Statement on Form S-1 (File No. 333-236501) originally filed February 19, 2020, as amended..

Requested Date: March 18, 2020

Requested Time: 9:00 AM Eastern Time

Ladies and Gentlemen:

Accel Entertainment, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Nicolas Dumont, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Dumont at (212) 430-2679 or, in his absence, Mr. Freedman at (650) 335-7292.

* * *

Sincerely,

ACCEL ENTERTAINMENT, INC.

By:	/s/ [Andrew Rubenstein]
Andrew Rubenstein Chief Executive Officer

cc:	Andrew Rubenstein, Chief Executive Officer
Accel Entertainment, Inc.

Robert A. Freedman, Esq.
Nicolas H.R. Dumont, Esq.
Fenwick & West LLP